06007194

BB 4/11

AB 4/13

SEC MAIL RECEIVED PROCESSING SECTION MAR 05 2006 WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.R. Beal & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Campbell (212) 894-7117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bernard B. Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
My Commission Expires November 02, 2006

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d)
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

M.R. BEAL & COMPANY

December 31, 2005

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Partner's Capital	6
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
Supplementary Information	
Schedule I	15
Schedule II	16

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partner of
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2005, and the related statements of operations, changes in partner's capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
March 30, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

M.R. Beal & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 43,511
Securities owned, at market value (primarily municipals)	77,872
Receivable from clearing broker	2,309,573
Commissions and investment banking fees receivable	505,481
Financial advisory fees receivable	16,798
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $322,271	379,883
Due from related parties	556,077
Other assets	335,011
Total assets	$4,224,206

LIABILITIES AND PARTNER'S CAPITAL

Liabilities	
Payable to brokers and dealers	$ 385,463
Accrued compensation and benefits	343,074
Accrued expenses and other liabilities	953,551
Subordinated debt	2,000,000
Total liabilities	3,682,088
Partner's capital	
General Partner	542,118
Total liabilities and partner's capital	$4,224,206

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF OPERATIONS

Year ended December 31, 2005

Revenues	
Syndicate and underwriting fees	$ 3,862,126
Trading revenues	4,345,936
Commissions	1,036,461
Financial advisory fees	106,879
Interest and dividends	18,469
Other income	197,442
Total revenues	9,567,313
Expenses	
Compensation and employee benefits	6,631,317
Clearance	332,561
Interest	248,406
Communications	572,544
Occupancy and equipment	1,038,546
Professional fees	599,515
Office supplies and postage	161,548
Business development	611,574
Other	385,082
Total expenses	10,581,093
NET LOSS	$ (1,013,780)

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF CHANGES IN PARTNER'S CAPITAL

Year ended December 31, 2005

	General Partner
Balance at January 1, 2005	$ 1,055,898
Net loss	(1,013,780)
Capital contributions	500,000
Balance at December 31, 2005	$ 542,118

The accompanying notes are an integral part of this statement

M.R. Beal & Company

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2005

Subordinated debt, January 1, 2005	$ 500,000
Issuance of subordinated debt	10,000,000
Repayment of subordinated debt	(8,500,000)
Subordinated debt, December 31, 2005	$ 2,000,000

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (1,013,780)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	80,415
(Increase) decrease in operating assets	
Receivable from clearing brokers	(734,664)
Securities owned	4,942,853
Commission and investment banking fees receivable	271,485
Financial advisory fees receivable	(6,298)
Due from related parties	(341,000)
Other assets	(8,133)
Increase (decrease) in operating liabilities	
Payable to brokers and dealers	(5,060,531)
Accrued expenses and other liabilities	(467,744)
Net cash used in operating activities	(2,337,397)
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(73,502)
Net cash provided by investing activities	(73,502)
Cash flows from financing activities	
Issuance of subordinated liabilities	10,000,000
Payment of subordinated liabilities	(8,000,000)
Net cash provided by financing activities	2,000,000
NET DECREASE IN CASH	(410,899)
Cash at beginning of year	454,410
Cash at end of year	$ 43,511
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Taxes	$ -
Interest	$ 87,878
Noncash financing activity:	
Conversion of subordinated liabilities to partner's capital	$ 500,000

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - ORGANIZATION, DESCRIPTION OF BUSINESS

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the Rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner").

NOTE B - LIQUIDITY AND SUBSEQUENT EVENTS

The Company incurred a net loss of $1,013,780 for the year ended December 31, 2005.

At December 31, 2005, the Company was in default on its subordinated loan agreement with Pershing LLC ("Pershing"), its clearing broker in the amount of $2,000,000. On January 12, 2006, the Company repaid $500,000 of the subordinated loan.

On January 27, 2006, the Chief Executive Officer (CEO) of the company, who is the sole shareholder of the General Partner, repaid $280,000 of loans included in receivable from related parties at December 31, 2005.

On January 30, 2006, the CEO purchased the future cash flows of certain contingent receivables not yet recognized, for $722,500. To the extent these contingent receivables are not fully collected in 2006, any balance of the amount paid by the CEO will be treated as a capital contribution by the General Partner. Additionally, the CEO will use any proceeds received to effectuate the repayment of the General Partner's balance, as of December 31, 2005, due the Company of $250,323.

On February 24, 2006, the General Partner entered in a loan agreement with a third party institutional lender for the amount of $750,000 and contributed as capital, the entire proceeds of the loan to the Company. The loan bears interest at prime rate plus 2.5%. Monthly principal payments of $15,000 commence on September 1, 2006. A $300,000 principle payment is due on February 1, 2008 and any remaining balance is due on February 24, 2008.

On March 21, 2006, the Company paid $1,500,000 to Pershing LLC to fully repay the remaining balance of the subordinated loan.

NOTE B (continued)

At February 28, 2006, the Company's excess net capital, which includes the $1,500,000 subordinated loan, was $2,170,455 (unaudited).

The municipal finance business is cyclical in nature, with volume inversely correlated to movements in interest rates primarily due to increased refunding opportunities. Over the course of the last several years, negotiated municipal bond volume has been inconsistent and spreads narrowed. Management believes the outlook in the municipal bond industry is encouraging and bond issuance is expected to increase. Management has also projected that the Company will be profitable for the year ending December 31, 2006. Accordingly, management believes that it has adequate liquidity and will have sufficient regulatory capital to continue normal operations in the foreseeable future.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partner.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

NOTE D - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER AND BROKERS AND DEALERS

The Company's customers are carried on a fully disclosed basis by a clearing broker, Pershing LLC pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the clearing brokers. The clearing broker is a member of various exchanges and is subject to the rules and regulations of such organizations. Payable to brokers and dealers relates to amounts due on managed underwritings.

	Receivable	Payable
Receivable from clearing brokers	$2,309,573	$ -
Payable to brokers and dealers	-	385,463
	$2,309,573	$385,463

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. At December 31, 2005, there were no such commitments outstanding.

The Company has obligations for its office space in New York City and Chicago under the terms of a noncancelable operating leases that expire through 2014. Rent expense for the year ended December 31, 2005 was approximately $693,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for $284,507 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

The Company, together with various other broker-dealers, corporations and individuals, has been named as defendant in a class action lawsuit that alleges violations of Federal and state securities laws and claims substantial damages related to an underwriting of securities for the issuer. The Company as a participant in the underwriting syndicate is indemnified by the issuer. The Company is also a defendant in other lawsuits incidental to its securities business. The Company is also cooperating with certain federal and regulatory investigations, for which it, upon information and belief, is not a target. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various legal matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE E (continued)

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2005.

Future minimum annual rental commitments under these agreements are as follows:

Year ending December 31,	
2006	$ 538,712
2007	540,408
2008	542,114
2009	513,413
2010	519,738
Thereafter	1,560,264

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $849,210, which was $737,071 in excess of its required net capital of $112,139. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8 and 1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount. Proprietary accounts, held at Pershing ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and Pershing which requires, among other things, Pershing to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE G - SUBORDINATED LIABILITIES

On December 23, 2003, the Company entered into a subordinated loan agreement with the General Partner for $500,000. The loan matured on February 15, 2005 upon which, the General Partner converted the subordinated loan to partner's capital.

On February 2, 2005, the Company entered into a temporary subordinated loan agreement with Pershing for $7,000,000, which was repaid on March 7, 2005.

NOTE G (continued)

On September 8, 2005, the Company entered into a temporary subordinated loan agreement with Pershing, its clearing broker, for $3,000,000. The loan matured on September 20, 2005, under Rule 15c3-1, such loan cannot be outstanding more than 45 days. The loan bears interest at the rate of 7%. At December 31, 2005, the Company was in default of the loan as the loan was not repaid within the required time frame. The Company fully repaid the subordinated loan on March 21, 2006 (see Note B).

Pursuant to an agreement approved by the National Association of Securities Dealers, Inc., the subordinated borrowings described above are included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

NOTE H - RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company has noninterest-bearing receivables from related parties totaling $556,077, as follows:

	Amount
Chief Executive Officer	$280,000
General Partner	250,323
Affiliate company of the General Partner	25,498
Other related parties	256
	$556,077

The General Partner subsequently repaid $305,498 in January 2006.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2005, the Company's cash balance was held at three major New York-based financial institutions.

SUPPLEMENTARY INFORMATION

Schedule I

M.R. Beal & Company

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital	
Partner's capital/General Partner	$ 542,118
Additions	
Subordinated liabilities	2,000,000
Deductions	
Nonallowable assets	
Securities owned (nonlisted warrants)	23,017
Receivable from broker dealers underwriting	379,368
Financial advisory fees receivable	16,798
Due from related parties	556,077
Furniture, equipment and leasehold improvements, net	379,883
Other assets	335,010
Total nonallowable assets	1,690,153
Haircuts	(2,755)
Net capital	849,210
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,682,088 or $100,000	112,139
Excess net capital	$ 737,071
Ratio of aggregate indebtedness to net capital	1.98 to 1
Schedule of aggregate indebtedness:	
Payable to brokers or dealers	$ 385,463
Accrued compensation and benefits	343,074
Accrued expenses and other liabilities	953,551
	$1,682,088

There were no material differences noted between the above computation and the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2005.

Schedule II

M.R. Beal & Company

STATEMENT REGARDING RULE 15c3-3

December 31, 2005

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com